

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2011

Via E-mail
Zhan Youdai, Chief Executive Officer
Asia Green Agriculture Corporation
Shuinan Industrial Area
Songxi County
Fujian Province 353500
China

> **Re: Asia Green Agriculture Corporation**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed April 19, 2011**
> **File No. 333-169486**
> **Form 8-K/A**
> **Filed April 19, 2011**
> **Form 10-K for Fiscal Year End December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-53343**

Dear Mr. Youdai:

We have reviewed your amended registration statement and related documents referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and other referenced filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and other filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Use of Terms; Conventions, page 5

1. Please revise here to also provide the currency exchange rate you are applying for 2010.

<u>Corporate Structure and History, page 45</u>
<u>Our Corporate History, page 46</u>

2. We partially reissue comment two of our letter dated April 11, 2011. Please identify the
    "certain PRC governmental approvals" discussed in the disclosure you added to the first
    paragraph of page 47 in response to our previous comment.

<u>Management's Discussion and Analysis, page 48</u>
<u>Liquidity and Capital Resources, page 51</u>

3. You disclose that days' sales outstanding (DSO) increased to 106 days at December 31,
    2010 due to sales in the fourth quarter to new customers for which payments were not
    due at year-end. Please revise to clarify this statement since increased sales do not
    typically result in higher DSO unless there have also been changes in the policy or
    practices regarding accounts receivable collection. In addition, please tell us how this
    statement is consistent with your response to Comment 45 in your letter dated December
    10, 2010, which states that sales proceeds are due upon delivery and that you normally
    allow customers with good credit to settle amounts due within one to three months before
    taking action. Tell us whether you now grant extended payment terms to all customers.

<u>Cash Flows from Financing Activities, page 52</u>

4. We partially reissue comment 49 of our letter dated October 15, 2010 and comment 29 of
    our letter dated November 23, 2010. We note that you have substantially revised the list
    of financing arrangements in this section. Please bring back the disclosure regarding the
    material quantitative and qualitative covenants of such arrangements and include any
    such disclosure with respect to any new agreements. Furthermore, in the interest of
    enhancing your disclosure, include a reference to the date of the agreement or the exhibit
    number so that the text of the referenced agreement can be readily referred to by
    investors.

<u>Executive Compensation, page 62</u>
<u>Summary Compensation Table, page 62</u>

5. We partially reissue comment three of our letter dated April 11, 2011. Please reconcile
    your narrative disclosure in the second paragraph of this section regarding Mr. Zhang
    He's monthly salary range with the disclosure in the summary compensation table. It
    appears that even at the highest monthly salary rate discussed in the second paragraph of
    this section and at the most favorable exchange rate discussed on page four, Mr. Zhang
    He's salary would not equal even the lowest yearly amount presented in the table.

Form 10-K for the year ended December 31, 2010
General

6. Please revise the Form 10-K to conform with any amendments made to the Form S-1 as applicable.

Management's Report on Internal Controls over Financial Reporting, page 37

7. Tell us and revise to explain why management believes the financial statements contain no material misstatements as a result of the identified material weaknesses.

Form 8-K/A filed April 19, 2011

8. Please revise the Form 8-K to conform to any changes made as a result of our comments above, as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director